UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                                  FIRECOM, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                           318157 10 4 - Common Stock
                       318157 20 3 - Class A Common Stock
                                 (CUSIP NUMBERS)


                                   Paul Mendez
                                c/o Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11377
                                 (718) 899-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 2 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Paul Mendez
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                3,694,433 shares of Common Stock and 3,694,433
      OWNED BY                  shares of Class A Common Stock
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                -0-
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                3,694,433 shares of Common Stock and 3,694,433 shares of Class A Common Stock
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,694,433 shares of Common Stock and 3,694,433 shares of
               Class A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               74.08%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 3 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carol Mendez
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                1,164,250 shares of Common Stock and 1,164,250 shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                1,164,250 shares of Common Stock and 1,164,250 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,164,250 shares of Common Stock and 1,164,250 shares of
               Class A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.35%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 4 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Naomi Pollack
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                176,649 shares of Common Stock and 176,649
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                176,649 shares of Common Stock and 176,649
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,649 shares of Common Stock and 176,649 shares of Class
               A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 5 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nathan Barotz
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                176,650 shares of Common Stock and 176,650
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                176,650 shares of Common Stock and 176,650
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,650 shares of Common Stock and 176,650 shares of Class
               A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 6 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Celia Barotz
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                176,649 shares of Common Stock and 176,649
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              176,649 shares of Common Stock and 176,649 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,649 shares of Common Stock and 176,649 shares of Class
               A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 7 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Orhan Sadik-Khan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                404,834 shares of Common Stock and 404,834
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              404,834 shares of Common Stock and 404,834 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,834 shares of Common Stock and 404,834 shares of Class A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.12%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 8 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Karim Sadik-Khan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                55,034 shares of Common Stock and 55,034 shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                55,034 shares of Common Stock and 55,034 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               55,034 shares of Common Stock and 55,034 shares of Class A
               Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.10%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 9 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Janette Sadik-Khan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                54,934 shares of Common Stock and 54,934 shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              54,934 shares of Common Stock and 54,934 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               54,934 shares of Common Stock and 54,934 shares of Class A
               Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.10%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 10 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jan Sadik-Khan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                56,234 shares of Common Stock and 56,234 shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                56,234 shares of Common Stock and 56,234 shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               56,234 shares of Common Stock and 56,234 shares of Class A
               Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.13%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP Nos.  318157 10 4                                      Page 11 of 14 Pages
           ----------------
            318157 20 3
           ----------------
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sadik-Khan Family Trust
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                179,947 shares of Common Stock and 179,947
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                179,947 shares of Common Stock and 179,947
                                shares of Class A Common Stock
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               179,947 shares of Common Stock and 179,947 shares of Class A Common Stock
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.61%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 7 amends the
                              ------------
Schedule 13D of Paul Mendez, dated May 3, 1991, as amended by Amendment No. 1 to the Schedule 13D of Paul Mendez, dated November 14, 1991, Amendment No. 2 to the
Schedule 13D of Paul Mendez, dated December 21, 1992, Amendment No. 3 to the
Schedule 13D of Paul Mendez, dated October 12, 1995, Amendment No. 4 to the
Schedule 13D of Paul Mendez, dated November 4, 1996, Amendment No. 5 to the
Schedule 13D of Paul Mendez, dated July 30, 1997 ("Amendment No. 5"), and
                                                   ---------------
Amendment No. 6 to the Schedule 13D of Paul Mendez, dated January 24, 2001 ("Amendment No. 6") (collectively, the "Statement") with respect to the common
  ---------------                       ---------
stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New
                                      ------------
York corporation (the "Company"). This Statement also relates to the shares of
                       -------
Class A common stock, par value $.01 per share (the "Class A Common Stock"), of
                                                     --------------------
the Company. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Item 3 is amended to add the following:

               See Item 4.


ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Item 4 is amended to add the following:

          On April 3, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with ALRM Acquisition Inc. (the "Purchaser"), a
             ----------------                                    ---------
company formed by Paul Mendez and Carol Mendez (collectively, the "Mendez
                                                                   ------
Group"), Naomi Pollack, Nathan Barotz and Celia Barotz (collectively, the
-----
"Barotz Group"), and Orhan Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan
 ------------
Sadik-Khan, and the Sadik-Khan Family Trust (collectively, the "Sadik-Khan
                                                                ----------
Group", together with the Mendez Group and the Barotz Group collectively
-----
referred to herein as the "Offering Group").
                           --------------

          Pursuant to the Merger Agreement, the Purchaser would be merged with and into the Company (the "Merger"), with the Company as the surviving
                           ------
corporation, all outstanding shares of Common Stock and of Class A Common Stock held by parties other than the Offering Group would be exchanged for a cash price of $0.80 per share (the "Exchange Price"), and holders of existing
                               --------------
employee stock options would be entitled to receive the difference between the Exchange Price and the exercise price for each such option. The Exchange Price was increased from the initial offer of the Offering Group on January 24, 2001 of $0.70 per share as a result of negotiations between the Offering Group and an independent committee of the Board of Directors of the Company. Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by holders of shares of the Company's Common Stock and Class A Common Stock representing at least two-thirds of the voting power associated with the outstanding shares of the Company's Common Stock and Class A Common

Stock. The Offering Group intends to use the Company's working capital and available lines of credit to provide the funds necessary to pay the Exchange Price.

          In connection with the Merger, certain of the parties to the 1997 Voting Agreement previously reported in Amendment No. 5 terminated such voting agreement and replaced it with the 2001 Voting Agreement previously reported in Amendment No. 6. Such 2001 Voting Agreement was amended by the Amendment to the 2001 Voting Agreement, dated April 3, 2001 ("Amendment to the 2001 Voting
                                             ----------------------------
Agreement"), executed by certain of the parties to the 2001 Voting Agreement,
---------
setting forth the agreement of the parties thereto that the Purchaser would issue to each member of the Offering Group one share of common stock, par value $.01 per share, of the Purchaser in exchange for each share of Common Stock or Class A Common Stock of the Company transferred by such person to the Purchaser immediately prior to the effective time of the Merger. As amended, the 2001 Voting Agreement also provides, among other things, that the parties to the 2001 Voting Agreement will vote to (a) effect the Merger, and (b) cause the Company to be deregistered under the Securities Exchange Act of 1934, as amended, and elect to become an "S corporation" as the term is defined under Section 1361 of the Internal Revenue Code and Section 208(1-A) of the New York Tax Law.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          Item 6 is amended to add the following:

          See Item 4.

          A copy of the Amendment to the 2001 Voting Agreement is incorporated herein as Exhibit C. The description of the Amendment to the 2001 Voting Agreement provided in Item 4 herein is qualified in its entirety by reference to Exhibit C.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Item 7 is amended to add the following:

          Exhibit C: Amendment to the 2001 Voting Agreement, dated
          April 3, 2001.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.

Dated:  April 4, 2001


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                  Paul Mendez


                                             Carol Mendez
                                             Naomi Pollack
                                             Nathan Barotz
                                             Celia Barotz
                                             Orhan Sadik-Khan
                                             Karim Sadik-Khan
                                             Janette Sadik-Khan
                                             Jan Sadik-Khan
                                             Sadik-Khan Family Trust


                                             By:  /s/ Paul Mendez
                                                -------------------------------
                                                  Paul Mendez, Attorney-in-Fact